SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, DC 20549

                         SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)
FINAL REPORT

GOLD CAPITAL CORPORATION
(Name of issuer)

Common
(Title of class of securities)

380548 10.7
(CUSIP number)

U.S. Gold Corporation and subsidiary
Tonkin Springs Venture Limited Partnership
55 Madison, Suite 700, Denver, Colorado 80206 (303) 322-8002
(Name, address and telephone number of person authorized to receive notices and communications)

August 29, 1997
(Date of event which required filing of this statement)

If the filing person has previously filed a statement of Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or
(4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.
[ ]


1.     NAME OF REPORTING PERSONS
        S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

        U.S. GOLD CORPORATION (EIN: 84-0796160) and
        TONKIN SPRINGS VENTURE LIMITED PARTNERSHIP
        (EIN: 88-0267851)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
  (a) [ ]
  (b) [ ]

        Not applicable.

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

Conversion of common shares of Gold Capital Corporation into common shares Of Globex Mining Enterprises Inc. pursuant to a merger of Gold Capital into A subsidiary of Globex effective August 29, 1997

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURUSANT TO ITEM 2(D) OR 2(E)       [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S. GOLD CORPORATION: COLORADO CORPORATION
   TONKIN SPRINGS VENTURE LIMITED PARTNERSHIP: NEVADA LIMITED
    PARTNERSHIP

7.     SOLE VOTING POWER             0 SHARES

8.     SHARED VOTING POWER           0 SHARES

9.     SOLE DISPOSITION POWER        0 SHARES

10. SHARES DISPOSITION POWER         0 SHARES

11.     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BE EACH PERSON
        REPORTING                    0 SHARES

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES     Not Applicable

13.     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%

14.    TYPE OF REPORTING PERSON
       PN

Item 1.  Securities and Issuer.

2,287,547 Common Shares of Gold Capital Corporation
146 14TH Street
Rouyn-Norada, Quebec
J9X 2J3 Canada

Item 2.  Identity and Background.

Effective January 16, 1997, Tonkin Springs Venture Limited Partnership (TSVLP), a Nevada limited partnership owned by wholly-owned subsidiaries of U.S. Gold Corporation (Tonkin Springs Gold Mining Company-99.5% and general partner and U.S. Environmental Corporation-.5% and limited partner), converted 300,000 shares of Series A Preferred Convertible Stock of Gold Capital Corporation (the Preferred Stock) into 1,750,000 Common Shares of Gold Capital Corporation (Gold Capital).

The Preferred Stock was acquired by TSVLP effective December 31, 1993 as partial consideration under a Purchase and Sales Agreement among the parties. In addition, through November 30, 1995, TSVLP had received 275,518 Common Shares of Gold Capital in satisfaction of mandatory dividends on the Preferred Stock. Mandatory dividends ceased to accrue effective November 30, 1995. Also, effective January 7, 1997, TSVLP exchanged a receivable from an affiliate of Gold Capital in the amount of $20,000 for 20,000 Common Shares of Gold Capital.

Effective December 30, 1996, U.S. Gold Corporation canceled a receivable from Gold Capital in the amount of $242,029 in exchange for issuance by Gold Capital of 242,029 Common Shares.

Effective August 29, 1997, Gold Capital was merged into a subsidiary of Globex Mining Enterprises, Inc., (Globex), a Canadian corporation with shares traded on the Toronto and Montreal stock exchanges (symbol: GMX). With this merger the Company received an aggregate of 631,905 shares of Globex common stock in exchange for its 2,287,547 shares of Gold Capital.

Item 3.  Source and Amount of Funds or Other Consideration.

N/A

Item 4.  Purpose of Transaction.

Investment.

Item 5.  Interest in Securities of the Issuer.

         0

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

None

Item 7.  Materials to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5,  1998
U.S. GOLD CORPORATION AND
TONKIN SPRINGS VENTURE LIMITED PARTNERSHIP

By:/s/ William W. Reid
(Signature)

William W. Reid, President, U.S. Gold Corporation and President of Tonkin Springs Gold Mining Company, 99.5% owner, manager and general partner, Tonkin Springs Venture Limited Partnership


March 5, 1997
Edgar Filing

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Schedule 13D, Amendment No. 2 and Final Report Gold
Capital Corporation File No.  0-24610,
CUSIP No. 380548 10.7

Gentlemen and Ladies:

Enclosed for filing on behalf of Tonkin Springs Venture Limited Partnership and U.S. Gold Corporation (collectively the Company) is the Companys final report on Schedule 13D Amendment No. 3 required to be filed under Section 13D of the Securities Act of 1934 in connection with conversion of the common stock of Gold Capital Corporation held by the Company for common shares of Globex Enterprises Inc. pursuant to a merger of Gold Capital into a subsidiary of Globex effective August 29, 1997.

Very truly yours,
/s/ William F, Pass
William F. Pass, Vice President

Cc Sandy Wainer